Ontario

Ministry of Public and Business Service Delivery
Ministère des Services au public et aux entreprises

# Certificate of Amendment

# Certificat de modification

Business Corporations Act

Loi sur les sociétés par actions

SOL STRATEGIES INC.

Corporation Name / Dénomination sociale

2016594

Ontario Corporation Number / Numéro de société de l'Ontario

This is to certify that these articles are effective on

La présente vise à attester que ces statuts entreront en vigueur le

**August 05, 2025 / 05 août 2025**

V. Quintanilla W.

Director / Directeur

Business Corporations Act / Loi sur les sociétés par actions

The Certificate of Amendment is not complete without the Articles of Amendment

Certified a true copy of the record of the Ministry of Public and Business Service Delivery.

V. Quintanilla W.

Director/Registrar

Ce certificat de modification n'est pas complet s'il ne contient pas les statuts de modification

Copie certifiée conforme du dossier du ministère des Services au public et aux entreprises.

V. Quintanilla W.

Directeur ou registrateur

Ontario

Ministry of Public and
Business Service Delivery

# Articles of Amendment

Business Corporations Act

**Corporation Name (Date of Incorporation/Amalgamation)**
SOL STRATEGIES INC. (October 01, 2002)

**1. The name of the corporation is changed to:**
Not amended

**2. The number of directors or the minimum/maximum number of directors are amended as follows:**
Not amended

**3. The articles are amended as follows:**

**A. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. If none, enter "None":**
Not amended

**B. The classes and any maximum number of shares that the corporation is authorized to issue:**

The articles of the Company are amended to consolidate each of the issued and outstanding common shares of the Company by changing each eight (8) common shares of the Company into one (1) common share of the Company. In the event the consolidation would result in a shareholder of the Company holding a fraction of a share, a shareholder shall not receive a whole share of the Company for each such fraction and any fractional shares that would have otherwise been issued have been rounded down to the nearest whole number.

C. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors' authority with respect to any class of shares which may be issued in series. If there is only one class of shares, enter "Not Applicable":
Not amended

D. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows. If none, enter "None":
Not amended

E. Other provisions:
Not amended

4. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act.

5. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on:
June 19, 2025

The articles have been properly executed by the required person(s).